14040154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8-35721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zions Direct, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main St., 17th Floor
(No. and Street)

Salt Lake City (City) Utah (State) 84133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Christensen (801) 844-7776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

178 Rio Grande, Suite 400 (Address) Salt Lake City (City) Utah (State) 84101 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zions Direct, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP/FINOP

Title

Notary Public

NOTARY PUBLIC
Jennifer R. Jolley
669081
My Commission Expires
August 2, 2017
STATE OF UTAH

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)
December 31, 2013
With Report of Independent Registered Public Accounting Firm

STATEMENT OF FINANCIAL CONDITION

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Statement of Financial Condition

Year Ended December 31, 2013

Contents

Ernst & Young LLP
Suite 400
178 South Rio Grande Street
Salt Lake City, UT 84101

Tel: +1 801 350 3300
Fax: +1 801 350 3456

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors
Zions Direct, Inc.

We have audited the accompanying statement of financial condition of Zions Direct, Inc. (the Company), as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY

Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Zions Direct, Inc. as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2014

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	4,868,527
Cash segregated and on deposit for federal and other regulations		529,447
Cash deposits with clearing organizations		3,350,627
Receivables from brokers, dealers, and others		1,454,745
Receivables from affiliate		387,158
Trading securities owned, pledged as collateral, at fair value		7,373,522
Available-for-sale security at fair value		92,740
Fixed assets, at cost, less accumulated depreciation and amortization of $549,585		189,807
Accrued interest receivable		53,010
Net deferred income tax assets		184,130
Prepaid expenses		155,060
Other assets		11,222
Total assets	$	18,649,995
Liabilities and stockholder's equity		
Payables to brokers, dealers, and others	$	1,132,746
Payables to affiliates		175,966
Employee compensation payable		247,245
Other liabilities and accrued expenses		89,990
Total liabilities		1,645,947
Stockholder's equity:		
Common stock (50,000 shares authorized, issued, and outstanding; $1 par value)		50,000
Additional paid-in capital		27,305,824
Accumulated other comprehensive income		4,650
Retained deficit		(10,356,426)
Total stockholder's equity		17,004,048
Total liabilities and stockholder's equity	$	18,649,995

See accompanying notes to Statement of Financial Condition.

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Notes to Statement of Financial Condition

December 31, 2013

1. Organization and Ownership

Zions Direct, Inc. (the "Company") is a wholly-owned subsidiary of Zions First National Bank ("ZFNB" or "Parent"). ZFNB is a wholly-owned subsidiary of Zions Bancorporation, a bank holding company with operations in several western states. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker and dealer under the Securities Exchange Act of 1934.

The Company provides comprehensive brokerage services to its client base, including soliciting and effecting transactions in fixed income products, mutual funds, equities, unit investment trusts, annuities and insurance policies, municipal securities, and various other investment products. Trades for options are effected but not solicited.

The Company operates *zionsdirect.com*, an online brokerage service. The Company also has registered representatives in its principal markets of Utah, Idaho, Nevada, Arizona, California, Colorado, and Washington.

The Company offers certificates of deposit (CDs) for ZFNB and affiliate banks through its online auction platform. Zions Bancorporation medium-term notes, preferred stock, and debt securities for third party entities are also auctioned on the same online platform. For primary securities issues, the Company receives an auction service provider fee from the underwriter based on the total amount auctioned. The Company also acts as principal in auctioning secondary securities offerings including CDs, corporate bonds, municipal bonds and agency bonds.

For retail securities transactions, the Company operates as an introducing broker-dealer, clearing most transactions through National Financial Services (the "clearing broker"). On a limited basis, the Company self-clears a small number of annuity transactions and mutual fund transactions directly with providers. The Company does not carry customer balances or act as custodian for customer securities.

For other securities transactions, the Company has contracted with its Parent to provide certain systems, clearing services, and support. The Company is a member of the Depository Trust Company (DTC) and its affiliate, the National Securities Clearing Corporation (NSCC). DTC/NSCC provides safekeeping and clearing services for the Company's securities inventory and self-cleared trades with other DTC/NSCC members.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies as cash equivalents all highly liquid investments with no restrictions that have an original maturity date of three months or less. The Company's cash and cash equivalents are carried at cost, which approximates fair value.

Cash Deposits with Clearing Organizations

The Company has obtained membership in the National Securities Clearing Corporation ("NSCC") with respect to its securities business. The NSCC requires a cash deposit relative to the Company's clearance activity.

Securities Transactions

Principal securities transactions are recorded on a trade date basis. All securities owned consist of corporate debt securities, bank issued CDS, and municipal bonds stated at fair value with related changes in unrealized appreciation or depreciation reflected in earnings. Fair value is generally based on current market prices. If current market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

The available-for-sale security is reported at fair value and consists of a municipal bond auction-rate-security held for investment.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Included in fixed assets are capitalized computer software costs of $297,945, less $131,881 amortization.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

3. Cash Segregated Under Federal Regulations

As of December 31, 2013, the Company's cash balance segregated and on deposit for federal and other regulations has been deposited in a special reserve bank account for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3(e).

4. Receivables from and Payables to Brokers, Dealers and Others

Included in the receivables from and payables to brokers, dealers, and others are amounts due on unsettled principal securities transactions and payables for clearing charges.

Also included in the receivables from brokers, dealers, and others are commission amounts due from the clearing broker related to the settlement of retail securities transactions, net of payables for clearing charges.

5. Transactions with Customers

For transactions in which the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Based on experience, the Company expects the risk of such loss to be remote. At December 31, 2013, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by Zions Bancorporation. Generally, the Company files separate state and local income tax returns; however, where applicable, it is included in a combined state income tax return with Zions Bancorporation and certain other subsidiaries of Zions Bancorporation.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between Zions Bancorporation and its subsidiaries. Deferred tax assets of the Company are offset with deferred tax liabilities.

As of December 31, 2013, current income taxes receivable totaled $345,819, which is included in receivables from affiliate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reflected without reduction for a valuation allowance. No valuation allowance is recorded as it is more likely than not that the assets will be

6. Income Taxes (continued)

realized. Deferred tax assets of $224,340 relate principally to deferred compensation agreements, accrued bonuses, accrued value sharing, non-qualified stock options, and restricted stock. Deferred tax liabilities of $40,210 relate principally to depreciation of fixed assets and discount accretion on the available-for-sale security.

7. Benefits

The Company participates in the defined benefit pension plan of Zions Bancorporation, covering certain eligible employees. Accounting Standard Codification ("ASC") Topic 715, *Compensation – Retirement Benefits*, requires an entity to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in the balance sheet and to recognize changes in that funded status through other comprehensive income in the years in which changes occur. The Company funds this program based on allocated amounts as determined by Zions Bancorporation. The Company also participates in other trustee retirement plans covering all qualified employees who have at least one year of service.

The Company participates in Zions Bancorporation's 401(k) and employee stock ownership plan ("Payshelter") under which employees select from several investment alternatives excluding Zions Bancorporation common stock. Employees can contribute up to 80% of their earnings to the Payshelter plan which will be matched 100% by the Company for the first 3% of employee contributions and 50% for the next 2% of employee contributions. Matching contributions are invested in Zions Bancorporation common stock.

The Payshelter plan also has a noncontributory profit sharing feature which is discretionary and may range from 0% to 6% of eligible compensation based upon Zions Bancorporation's return on average equity for the year. Profit sharing contributions are also invested in Zions Bancorporation common stock.

8. Share-Based Compensation

The Company participates in the Zions Bancorporation employee stock option and incentive plan. Details of the information for the share-based payments are disclosed in the consolidated financial statements of Zions Bancorporation.

9. Net Capital Requirement

As a registered broker-dealer with the SEC and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2013, the Company had net capital, as defined by the Rule, of $15,745,321, which was $15,495,321 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.0495 to 1 at December 31, 2013.

10. Fair Value of Financial Instruments

The Company applies ASC Topic 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

To measure fair value, ASC 820 has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy, utilized by the Company, uses three levels of inputs to measure the fair value of assets and liabilities as follows:

> Level 1 – Quoted prices in active markets for identical assets or liabilities
>
> Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data
>
> Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value using level 2 inputs defined under ASC 820, which includes, but is not limited to, broker-dealer price quotations. Assets, including securities owned, receivables from brokers, dealers, and others are carried at fair value or contracted amounts, which approximates fair value. Similarly, liabilities, including payables to brokers, dealers, and others and payables to affiliate are carried at fair value or contracted amounts approximating fair value.

The available-for-sale (AFS) auction rate security is carried at fair value under a level 3 cash flow modeling approach using third-party models that utilize municipal bond yield curves and any observable trade commentaries. These AFS security is a municipal bond for which the interest rate was determined through an auction process. At December 31, 2013, this security has an amortized cost basis of $85,209 and a carrying value of $92,740. This security is expected to mature in 2033.

11. Concentrations of Credit Risk

The Company is involved in various trading and brokerage activities in which the counterparties primarily include broker-dealers, financial institutions, and other institutional customers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each

11. Concentrations of Credit Risk (continued)

counterparty. The Company's exposure to credit risk related to securities borrowed transactions has been considered in the computation of net capital.

12. Commitments and Contingent Liabilities

The Company settled a lawsuit related to its participation in Lehman Brothers bond underwritings.

Incidental to its securities and insurance business, the Company receives customer complaints. Due to the ongoing nature of the customer complaints, any potential adverse effect on the Company's financial position is undetermined. Currently, the Company is not a defendant in any lawsuits incidental to its securities and insurance business.

13. Related Party Transactions

The Company maintained $535,166 in cash and cash equivalent accounts, including cash on deposit pursuant to Rule 15c3-3 reserve requirements, with ZFNB as of December 31, 2013.

The Company's office space is located primarily in certain ZFNB banking facilities. The Company reimburses ZFNB for allocated overhead costs and periodic payroll disbursements.

The Company has a line of credit in the amount of $10 million bearing interest at one year LIBOR plus 1.45% (2.138% at December 31, 2013) with ZFNB. The line of credit is secured by the Company's trading securities held at the Depository Trust Company. In addition, Zions Bancorporation pledges collateral to cover any shortfalls in the Company's collateral used to secure the line of credit. The line of credit was not in use at December 31, 2013. The line of credit is renewable on an annual basis. A fee based on the unused portion of the line of credit with ZFNB is calculated quarterly. The fee is equal to 0.40% of the unused amount based on the average unused balance of the credit facility for the previous quarter.

The Company, with respect to its securities business, has entered into a clearing arrangement with ZFNB. Included in trading securities owned, pledged as collateral, at fair value are medium term notes issued by Zions Bancorporation with a par value of $17,000 and a market value of $17,000.

14. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements are issued.